SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 11, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange release dated December 11: Nokia appoints Joerg Erlemeier as Chief Operating Officer and member of the Nokia Group Leadership Team

Nokia appoints Joerg Erlemeier as Chief Operating Officer and member of the Nokia Group Leadership Team

Nokia Corporation

Stock Exchange Release

December 11, 2017 at 09:30 (CET +1)

Nokia appoints Joerg Erlemeier as Chief Operating Officer and member of the Nokia Group Leadership Team

Espoo, Finland — Nokia today announced the appointment of Joerg Erlemeier as Chief Operating Officer (COO) and member of the Group Leadership Team (GLT) with immediate effect. Erlemeier will report to Nokia President and Chief Executive Officer Rajeev Suri.  Monika Maurer, who previously held the COO position, will support Erlemeier during a transition period and then leave Nokia to pursue new opportunities outside the company.

“I want to thank Monika for her contributions to Nokia, and Alcatel-Lucent before that. I warmly welcome Joerg to the GLT, and look forward to working together to further strengthen our disciplined operating model,” said Rajeev Suri.

Erlemeier was most recently Senior Vice President, Nokia Transformation, and holds a Bachelor’s degree in Engineering (Electronics and Telecommunications) from Fachhochschule Aachen in Germany. He has over 20 years of experience in various leadership positions in Nokia, including heading the Middle East and Africa region; leading Services in Asia-Pacific and Japan and North America; and serving as COO of the Mobile Networks business group.

As a result of this change, Nokia’s Group Leadership Team will, effective as of December 11, 2017, consist of the following members: Rajeev Suri, Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdhary, Joerg Erlemeier, Barry French, Bhaskar Gorti, Federico Guillén, Gregory Lee, Igor Leprince, Kristian Pullola, Marc Rouanne, Maria Varsellona and Marcus Weldon.

A photo of Joerg Erlemeier can be downloaded at: https://www.nokia.com/en_int/news/media-library/nokia-group-leadership-team

Additional background on all members of the GLT can be found at http://www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries:

Nokia

Communications

nokia.com

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent, and our ability to implement changes to our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally or after the acquisition of Alcatel-Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal